       THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G PREVIOUSLY FILED ON FEBRUARY 14, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5 )*




                           Broderbund Software, Inc.
                   -----------------------------------------
                               (Name of Issuer)

                                  Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)

                                  112014 10 5
                   -----------------------------------------
                               (CUSIP Nummber)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (2-95)

                               Page 1 of 5 Pages

CUSIP NO. 112014 10 5                 13G                   PAGE  2  OF 5  PAGES



1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Douglas G. Carlston SSN####-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

                    5    SOLE VOTING POWER


                         2,040,041**

   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY              0
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH
                         2,040,041**

                    8    SHARED DISPOSITIVE POWER


                         0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



     2,047,541**

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     9.9%

12   TYPE OF REPORTING PERSON*


     IN

                      *SEE INSTRUCTION BEFORE FILLING OUT


**See Item 4(c)

CUSIP No. 112014 10 5                                          Page 3 of 5 Pages

Item 1.
        (a)     Broderbund Software, Inc.

        (b)     500 Redwood Boulevard, Novato, CA 94947


Item 2.
        (a)     Douglas G. Carlston

        (b)     Broderbund Software, Inc., 500 Redwood Boulevard,
                Novato, CA 94947

        (c)     United States of America

        (d)     Common Stock

        (e)     112014 10 5


Item 3. If this statement is filed pursuant to Rule 13-1(b), or 13d-2(b), check whether the person is a:

        This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).


Item 4. Ownership.
        (a)     2,047,541 Shares of Common Stock

        (b) 9.9% of the outstanding shares of Common Stock of the Issuer based on 20,698,509 shares of the Issuer's Common Stock outstanding as of November 29, 1996, according to the Issuer's quarterly report on Form 10-Q for the quarter ended November 30, 1996, filed January 14, 1997.

CUSIP No. 112014 10 5                                          Page 4 of 5 Pages


(c)     Number of shares as to which such person has:
           (i)   sole power to vote or to direct the vote:      2,040,041 shares
           (ii)  shared power to vote or to direct the vote:            0 shares
           (iii) sole power to dispose or to direct the
                 disposition of:                                2,040,041 shares
           (iv)  shared power to dispose or to direct the
                 disposition of:                                        0 shares

**Aggregate number of shares beneficially owned includes 7,500 option shares exercisable within 60 days after December 31, 1996, which shares have not been included in the calculations with regard to number of shares beneficially owned with voting or dispositive power.


Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securites, check the following. [ ]


Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

        N/A.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        N/A.



Item 8. Identification and Classification of Members of the Group


        N/A.



Item 9. Notice of Dissolution of Group


        N/A.

CUSIP No. 112014 10 5                                          Page 5 of 5 Pages


Item 10.
         N/A.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      February 13, 1997
                                      ------------------------------------------
                                                      Date


                                      /s/ Douglas G. Carlston
                                      ------------------------------------------
                                                    Signature


                                      Douglas G. Carlston, Chairman of the Board
                                      ------------------------------------------
                                                    Name/Title

Item 9.            Notice of Dissolution of Group:




Item 10.           Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                   Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                          By:
                                               ------------------------
                                               Title:





Dated:




                               Page 6 of 6 Pages